UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)

Scott Moss, Esq.
Morgan Stanley
Yebisu Garden Place Tower 4-20-3 Ebisu, Shibuya-ku
Tokyo, 150-6008
Japan
81-3-6422-6514

with a copy to:

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	SC 13D	Page 2

1	NAME OF REPORTING PERSONS MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,932,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,932,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,932,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 98607B106	SC 13D	Page 3

1	NAME OF REPORTING PERSONS MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 98607B106	SC 13D	Page 4

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 98607B106	SC 13D	Page 5

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98607B106	SC 13D	Page 6

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98607B106	SC 13D	Page 7

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98607B106	SC 13D	Page 8

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98607B106	SC 13D	Page 9

1	NAME OF REPORTING PERSONS MSPEA AGRICULTURE HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,809,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,809,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98607B106	SC 13D	Page 10

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B
C

SIGNATURES
EXHIBIT INDEX
EX−99.1

CUSIP No. 98607B106	SC 13D	Page 11

SCHEDULE 13D

Item 1.	Security and Issuer.

The following constitutes Amendment No. 3 (the “Amendment”) to the Schedule 13D filed by the undersigned on June 10, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on August 26, 2011 and Amendment No. 2 to the Schedule 13D filed on September 7, 2011 (as amended, the “Schedule 13D”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following.

This Amendment is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”) to report the purchase of 512,835  shares of Common Stock of the Issuer (the “Third Purchased Shares”) in the open market for an aggregate purchase price of $2,977,545.83, which excludes commissions of $20,513.40. The Reporting Persons have entered into a joint filing agreement, dated as of September 9, 2011, a copy of which is attached hereto as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities

CUSIP No. 98607B106	SC 13D	Page 12

laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following.

MS LP and MS Employee provided internally generated funds to MSPEA to pay the purchase price for the Third Purchased Shares.  The funds provided by MS LP and MS Employee (through MSPEA Holdings) were obtained from capital contributions made by their respective partners and from available funds of such entities.  None of the individuals listed on Schedule A hereto has contributed any funds or other consideration towards the purchase of the Third Purchased Shares except insofar as they may have partnership or other interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following.

The Reporting Persons acquired the Third Purchased Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following.

The following disclosure assumes that there are 49,370,711 shares of Common Stock outstanding as of August 12, 2011, as set forth in the Issuer’s Form 10-Q/A, dated August 16, 2011 (the “Quarterly Report”).  All calculations of beneficial ownership are made using the number of shares of Common Stock outstanding as of August 12, 2011 and the shares of Common Stock issuable upon the conversion of the Preferred Shares as of August 12, 2011.

By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 7,809,861 shares of Common Stock beneficially owned by MSPEA, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), constitutes approximately 14.2% of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than MSPEA to the extent of its pecuniary interest therein) that it is the beneficial owner of any of the Third Purchased Shares, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Taken together, the Additional Shares, the shares of Common Stock issuable upon conversion of the Preferred Shares, the Purchased Shares, the Second Purchased

CUSIP No. 98607B106	SC 13D	Page 13

Shares and the Third Purchased Shares constitute approximately 14.4% of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

In accordance with Securities and Exchange Commission (the “SEC”) Release No.  34-39538 (January 12, 1998) (the “Release”), this Amendment reflects the securities beneficially owned by MS Reporting Units of MS.  This Amendment does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.  The MS Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units.

MS Parent is filing this Amendment in its capacity as a parent company of MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings, MSPEA and the MS Reporting Units described above.  The Reporting Persons are filing this Amendment jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing of this Amendment, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A  hereto beneficially owns any shares of Common Stock.

Except as set forth in Item 3 above and as set forth in Schedule C incorporated herein by reference, none of the Reporting Persons, or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Common Stock during the past 60 days.

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Third Purchased Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1            Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated September 9, 2011 (filed herewith)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board

*James P. Gorman1	President and Chief Executive Officer

*Roy J. Bostock	Director

*Erskine B. Bowles	Director

*Howard J. Davies2	Director

*James H. Hance, Jr.	Director

*C. Robert Kidder	Chairman, Chrysler Group LLC

*Donald T. Nicolaisen	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*James W. Owens	Director

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Ryosuke Tamakoshi 3	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Masaaki Tanaka 4	Senior Managing Executive Officer and Chief Executive Officer for the Americas of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley

Francis P. Barron	Executive Vice President and Chief Legal Officer

SCHEDULE A

Kenneth M. deRegt	Global Head of Fixed Income Sales and Trading (excluding Commodities)

Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management

Keishi Hotsuki5	Chief Risk Officer

Colm Kelleher6	Executive Vice President and Co-President of Institutional Securities

Ruth Porat	Executive Vice President and Chief Financial Officer

James A. Rosenthal	Executive Vice President and Chief Operating Officer

Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – Japan
4  Citizenship – Japan
5  Citizenship – Japan
6  Dual citizenship – England and Ireland
*  Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President
Bruce R. Sandberg	Vice President
Louis A. Palladino, Jr.	Vice President
Walter E. Rein	Vice President
Eric J. Marmoll	Vice President
Martin M. Cohen	Vice President and Secretary
Robin Coroniti	Vice President
Michael Kelly	Vice President
Noel C. Langlois	Vice President
Arthur J. Lev	Vice President
Owen D. Thomas	Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Vice President and Assistant Treasurer	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Jennifer M. Cattier	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020

Seendy Fouron	Vice President and Assistant Secretary	1221 Avenue of the Americas New York, New York 10020

Dariusz Garbowski	Vice President	1 New York Plaza New York, New York 10004

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036

SCHEDULE A

Walter E. Rein	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Edwin van Keulen*	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

* Citizenship – Dutch

SCHEDULE A

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, LLC

The sole member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS  OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Alan Jones	Director	1585 Broadway New York, New York 10036

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10019

Christopher H. Norris	Vice President	201 Plaza Two Jersey City New Jersey, 07311

*Citizenship – Dutch

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA AGRICULTURE HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Agriculture Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Agriculture Holding Limited.

Name	Title	Address

Alan Jones	Director	1585 Broadway New York, New York 10036

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10036

*Citizenship – Dutch

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. Incorporated (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004.  Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million.  Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(b) On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that Morgan Stanley entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006.  In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests.  The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery.  FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure.  In the settlement, Morgan Stanley neither admitted nor denied these findings.  The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan Stanley.  In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

SCHEDULE B

(c) Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003.  Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(d) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(e) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of Morgan Stanley’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.   Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK OF THE ISSUER
DURING THE PAST 60 DAYS

The following table sets forth transactions in shares of Common Stock of the Issuer by MSPEA whose beneficial ownership is aggregated with that of the other Reporting Persons for purposes of this Amendment.  Except as noted below, all of the transactions were effected in the ordinary course of business as principal, in the open market on the NASDAQ Stock Exchange and other exchanges.

Trade Date	Purchase (P)/ Sale (S)	Price	Quantity
09/07/2011	P	$5.5957	185,941
09/08/2011	P	$5.9257	326,894

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 9, 2011

MORGAN STANLEY

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Harvey Bertram Mogenson
	Name:	Harvey Bertram Mogenson
	Title:	Director/President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

Signature Page

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	Sole Director

MSPEA AGRICULTURE HOLDING LIMITED

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	Sole Director

Signature Page

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc., MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated September 9, 2011